16 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 140,000 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1430.5416 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,154,783 ordinary shares in treasury, and has 1,088,508,109 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 25,275,003 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 124,700 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.7198 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 79,866,894 ordinary shares in treasury, and has 969,718,824 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 22,753,500 shares.